Filed by Pacific Oak Strategic Opportunity REIT, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 , as amended
Subject Company: Pacific Oak Strategic Opportunity REIT II, Inc.
Commission File No.: 000-55424

The following telephonic scripted message is being communicated to stockholders of Pacific Oak Strategic Opportunity REIT II, Inc.

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Hello, this is Peter McMillan, the President of Pacific Oak Strategic Opportunity REIT II. We are calling with an important message on behalf of Pacific Oak Strategic Opportunity REIT II. You should have received proxy materials concerning the Special Meeting of Stockholders to be held on October 1st, 2020. Your vote is urgently needed and will remove you from further contact regarding the special meeting. The board of directors feel that voting for these measures are in the best interest of all the stockholders and recommends that you vote FOR these proposals.

Please call toll-free at 1-888-709-1302 and a proxy voting specialist will assist you with voting your shares. Specialists are available Monday through Friday, 9:00am to 6:00pm Eastern Time. Voting takes just a few moments and will benefit all stockholders. Thank you for your prompt attention to this matter.

NO OFFER OR SOLICITATION: This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION: In connection with the proposed transaction, Pacific Oak Strategic Opportunity REIT, Inc. (“SOR”) filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which has been declared effective by the SEC. The registration statement contains a proxy statement of Pacific Oak Strategic Opportunity REIT II, Inc. (“SOR II”) and also constitutes a prospectus for SOR. The proxy statement/prospectus has been mailed to SOR II’s stockholders. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY SOR AND SOR II, AS APPLICABLE, IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SOR, SOR II AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials are available free of charge by accessing SOR’s website (http://www.pacificoakcmg.com/offering/reit-i) or SOR II’s website (http://www.pacificoakcmg.com/offering/reit-ii).